Exhibit 2.4

EXECUTION VERSION

SEPARATION AGREEMENT

by and among

CANTOR FITZGERALD, L.P.,

BGC PARTNERS, LLC,

BGC PARTNERS, L.P.,

BGC GLOBAL HOLDINGS, L.P.,

and

BGC HOLDINGS, L.P.

Dated as of March 31, 2008

SEPARATION AGREEMENT

This SEPARATION AGREEMENT, dated as of March 31, 2008 (this “Agreement”), is by and among Cantor Fitzgerald, L.P., a Delaware limited partnership (“Cantor”), BGC Partners, LLC, a Delaware limited liability company (“BGC Partners”), BGC Partners, L.P., a Delaware limited partnership (“U.S. Opco”), BGC Global Holdings, L.P., a Cayman Islands exempted limited partnership (“Global Opco”), BGC Holdings, L.P., a Delaware limited partnership (“Holdings,” and together with Cantor, BGC Partners, U.S. Opco and Global Opco, the “Parties” and each, a “Party”).

WITNESSETH:

WHEREAS, Cantor is engaged through certain of its Subsidiaries in the Inter-Dealer Brokerage Business, the Market Data Business, and the Fulfillment Business (such businesses, collectively referred to as the “Transferred Businesses” and each, a “Transferred Business”);

WHEREAS, the general partner of Cantor has determined that it is in the best interests of Cantor and its partners to separate the Transferred Businesses from the other businesses of Cantor (the “Retained Businesses”) so that, as of the Closing Date, the Transferred Businesses are held by BGC Partners through its two operating subsidiaries, U.S. Opco and Global Opco, and the Subsidiaries of U.S. Opco and Global Opco, and so that the Retained Businesses are held by Cantor and its Subsidiaries (other than BGC Partners and its Subsidiaries);

WHEREAS, to effect such separation, Cantor desires to (and to cause its applicable Subsidiaries to) contribute, convey, transfer, assign and deliver to BGC Partners and its applicable Subsidiaries, and BGC Partners desires to (and to cause its applicable Subsidiaries to) accept and assume from Cantor and its applicable Subsidiaries, all of Cantor’s and its Subsidiaries’ right, title and interest in, to and under certain of the Assets and Liabilities relating to the Transferred Businesses, in each case on the terms and subject to the conditions of this Agreement (the “Contribution”); and

WHEREAS, the Parties are entering into this Agreement to set forth the principal transactions required to effect, and the principal terms and conditions of, the Contribution.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound thereby, the Parties agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

SECTION 1.01 Defined Terms. For the purposes of this Agreement, the following terms shall have the following meanings:

“Action” means any action, claim, suit, litigation, proceeding (including arbitral) or investigation.

“Affiliate” means, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person; provided, however, that, for purposes of this Agreement, as of and after the Closing, no member of a Group shall be deemed to be an Affiliate of any member of another Group as a result of the control relationship between such members.

“Agreement” has the meaning set forth in the preamble, and includes any amendments or modifications to this Agreement after the date hereof.

“Ancillary Agreements” means, collectively, the New U.S. Opco Limited Partnership Agreement, the New Global Opco Limited Partnership Agreement, the New Holdings Limited Partnership Agreement, the Cantor Administrative Services Agreement, the Tower Bridge Administrative Services Agreement, Registration Rights Agreement and the Tax Receivable Agreement.

“Applicable Law” means any Law applicable to any of the Parties or any of their respective Affiliates, directors, officers, employees, properties or Assets.

“Asset” means any asset, property, right, Contract and claim, whether real, personal or mixed, tangible or intangible, of any kind, nature and description, whether accrued, contingent or otherwise, and wheresoever situated and whether or not carried or reflected, or required to be carried or reflected, on the books of any Person.

“BGC Partners” has the meaning set forth in the preamble (it being understood that, after the Merger, each reference to BGC Partners in this Agreement shall refer to the Surviving Company).

“BGC Partners Class A Common Stock” means the Class A common stock, par value $0.01 per share, of BGC Partners.

“BGC Partners Class B Common Stock” means the Class B common stock, par value $0.01 per share, of BGC Partners.

“BGC Partners Class C Common Stock” means the Class C common stock, par value $0.01 per share, of BGC Partners.

“BGC Partners Common Stock” means (a) prior to the Merger, the limited liability company interests of BGC Partners; and (b) on and after the Merger, the BGC Partners Class A Common Stock, the BGC Partners Class B Common Stock and BGC Partners Class C Common Stock, as applicable.

“BGC Partners Group” means BGC Partners and its Subsidiaries (other than Holdings and its Subsidiaries and the Opcos and their respective Subsidiaries).

“BGC Partners Indemnitees” has the meaning set forth in Section 5.02(a).

“BGC Partners Ratio” means, as of any time, the number equal to (a) the aggregate number of U.S. Opco Units held by the BGC Partners Group as of such time divided by (b) the aggregate number of shares of BGC Partners Common Stock issued and outstanding as of such time.

“Business Day” shall mean any day excluding Saturday, Sunday and any day on which banking institutions located in New York, New York are authorized or required by Applicable Law or other governmental action to be closed.

“Business Employee” means any individual who, immediately prior to the Closing, is employed by, engaged directly and primarily in or, after taking into account the services to be provided under the Cantor Administrative Services Agreement and the Tower Bridge Administrative Services Agreement, necessary for the conduct of a Transferred Business (including any such individuals on short-term or long-term disability leave or another approved leave of absence), other than any individual employed by the Cantor Companies primarily in a corporate function or executive level position who performs services for the Cantor Companies, eSpeed and BGC Partners Group.

“Cantor” has the meaning set forth in the preamble.

“Cantor Administrative Services Agreement” means the Administrative Services Agreement between Cantor and BGC Partners, substantially in the form attached as Exhibit A.

“Cantor Companies” means Cantor and its Subsidiaries (other than BGC Partners and any of its Subsidiaries). For the avoidance of doubt, any Transferred Entity shall not be treated as a Cantor Company after the Contribution.

“Cantor Group” means Cantor and its Subsidiaries (other than any member of the Holdings Group or the BGC Partners Group).

“Cantor Indemnitees” has the meaning set forth in Section 5.03(a).

“Change of Control of Cantor” means the consummation of any transaction involving any purchase or acquisition (by merger, recapitalization or otherwise) by a Person of (a) securities or contractual rights entitling such Person to elect the general partner or a majority of the governing body of Cantor, (b) the general partnership interest of Cantor, or (c) all or substantially all of the assets of Cantor and its Subsidiaries, taken together as a whole; provided, however, that any such purchase or acquisition shall not constitute a “Change of Control of Cantor” if and so long as (i) any entity controlled by Howard W. Lutnick shall be (or be entitled to elect) the general partner or governing body of Cantor following such purchase or acquisition, (ii) Howard W. Lutnick shall be the chief executive officer or head of any division constituting or containing substantially all of Cantor’s businesses following such purchase or acquisition, or (iii) such purchase or acquisition is by Howard W. Lutnick’s spouse, estate, descendants, relatives or trust established for Howard W. Lutnick’s benefit or for the benefit of his spouse, any of his descendants or any of his relatives.

“Closing” has the meaning set forth in Section 2.04.

“Closing Date” has the meaning set forth in Section 2.04.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor statute thereto.

“Contingent Obligation” means, as applied to any Person, any direct or indirect liability of that Person with respect to any Indebtedness, lease, dividend, guaranty, letter of credit or other obligation, contractual or otherwise (the “primary obligation”) of another Person (the “primary obligor”), whether or not contingent, (a) to purchase, repurchase or otherwise acquire such primary obligations or any property constituting direct or indirect security therefor, (b) to advance or provide funds (i) for the payment or discharge of any such primary obligation, or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency or any balance sheet item, level of income or financial condition of the primary obligor, or (c) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation. The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation in respect of which such Contingent Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof.

“Contract” means any agreement, contract, obligation, license, lease, promise or undertaking (whether written or oral and whether express or implied).

“Contribution” has the meaning set forth in the recitals.

“Copyrights” means any foreign or United States copyright registrations and applications for registration thereof, and any non-registered copyrights.

“Covered Information” has the meaning set forth in Section 4.04(a).

“Current Market Price” means, as of any date: (a) if shares of BGC Partners Class A Common Stock are listed on an internationally recognized stock exchange, the average of the closing price per share of BGC Partners Class A Common Stock on each of the 10 consecutive trading days ending on such date, (it being understood that such price shall be appropriately adjusted in the event that there is a stock dividend or stock split during such 10-consecutive-trading-day period) or (b) if shares of BGC Partners Class A Common Stock are not listed on an internationally recognized stock exchange, the fair value of a share of BGC Partners Class A Common Stock as agreed in good faith by Cantor and the Audit Committee of BGC Partners.

“Distribution Rights” has the meaning set forth in Section 2.07(c).

“Effective Time” has the meaning set forth in Section 2.05.

“Election” has the meaning set forth in Section 4.11(b)(iv).

“eSpeed” means eSpeed, Inc., a Delaware corporation.

“Excluded Assets” has the meaning set forth in Section 2.01(b).

“Excluded Liabilities” has the meaning set forth in Section 2.02(b).

“Founding Partners” has the meaning set forth in Section 2.7(c).

“Fulfillment Business” means the business of providing Clearance, Settlement and Fulfillment Services (as defined in the Joint Services Agreement).

“Global Opco” has the meaning set forth in the preamble.

“Global Opco Group Percentage Interest” means “Group Percentage Interest” as defined in the New Global Opco Limited Partnership Agreement.

“Global Opco Limited Partnership Interest” means the “Limited Partnership Interest” as defined in the New Global Opco Limited Partnership Agreement.

“Global Opco Regular Limited Partnership Interests” means “Regular Limited Partnership Interests” as defined in the New Global Opco Limited Partnership Agreement.

“Global Opco Regular Partnership Units” means “Regular Partnership Units” as defined in the New Global Opco Limited Partnership Agreement.

“Global Opco Units” means “Units” as defined in the New Global Opco Limited Partnership Agreement.

“Governmental Authority” means the government of any nation, state, city, locality or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including, the National Association of Securities Dealers, Inc. and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.

“Group” means the Cantor Group, the BGC Partners Group, the Opco Group and the Holdings Group, as applicable.

“Holdings” has the meaning set forth in the preamble.

“Holdings Exchangeable Limited Partnership Interest” means an “Exchangeable Limited Partnership Interest” as defined in the New Holdings Limited Partnership Agreement.

“Holdings Founding Partner Interests” has the meaning set forth in Section 2.7(c).

“Holdings Group” means Holdings and its Subsidiaries (other than any member of the Opco Group).

“Holdings Indemnitees” has the meaning set forth in Section 5.02(c).

“Holdings Limited Partnership Interest” means “Limited Partnership Interest” as defined in the New Holdings Limited Partnership Agreement.

“Holdings Ratio” means, as of any time, the number equal to (a) the aggregate number of U.S. Opco Units held by the Holdings Group as of such time divided by (b) the aggregate number of Holdings Units issued and outstanding as of such time.

“Holdings Units” means “Units” as defined in the New Holdings Limited Partnership Agreement.

“Indebtedness” means, as to any Person, (a) all obligations of such Person for borrowed money (including reimbursement and all other obligations with respect to surety bonds, letters of credit and bankers’ acceptances, whether or not matured), (b) all obligations of such Person to pay the deferred purchase price of property or services, except trade accounts payable and accrued commercial or trade liabilities arising in the ordinary course of business, (c) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations of such Person under leases which have been or should be, in accordance with U.S. GAAP, recorded as capital leases, (f) all indebtedness secured by any Lien (other than Liens in favor of lessors under leases other than leases included in clause (e)) on any property or asset owned or held by that Person regardless of whether the indebtedness secured thereby shall have been assumed by that Person or is non-recourse to the credit of that Person, and (g) any Contingent Obligation of such Person.

“Indebtedness Guarantee” has the meaning set forth in Section 2.02(b)(ii).

“Indemnifiable Losses” means all after-Tax Liabilities suffered or incurred by an Indemnitee, including any reasonable fees, costs or expenses of enforcing any indemnity hereunder; provided, however, that “Indemnifiable Losses” shall not include any Special Damages except if and to the extent awarded in an Action involving a Third Party Claim against such Indemnitee.

“Indemnitee” means any of the Cantor Indemnitees, the BGC Partners Indemnitees, the U.S. Opco Indemnitees, the Global Opco Indemnitees and the Holdings Indemnitees, as the case may be.

“Information” means all information, whether or not patentable or copyrightable, in written, oral, electronic or other tangible or intangible forms, stored in any medium, including studies, reports, records, books, Contracts, instruments, surveys, discoveries, ideas, concepts, know how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other software, marketing plans, customer names, communications by or to attorneys, memos and other materials prepared by attorneys or under their direction (including attorney work product), and other technical, financial, legal, employee or business information or data.

“Insurance Proceeds” means amounts (a) received by an insured from an insurance carrier; (b) paid by an insurance carrier on behalf of the insured; or (c) received

(including by way of set-off) from any third party in the nature of insurance, contribution or indemnification in respect of any Liability, in each of cases (a), (b) and (c), net of any applicable premium adjustments (including reserves and retrospectively rated premium adjustments) and net of any costs or expenses incurred in the collection thereof.

“Intellectual Property” means, collectively, all Copyrights, Patents, Trade Secrets, Trademarks, Internet Assets, Software and other proprietary rights.

“Inter-Dealer Brokerage Business” means the voice brokerage services of Cantor and the Cantor Subsidiaries, including the business of providing voice brokerage services to wholesale, inter-dealer markets in a broad range of products and services, including brokerage services for fixed income securities, foreign exchange, asset-backed securities, interest rate swaps and derivatives and access to trading services from eSpeed, Cantor’s U.S.-based electronic trading platform, the non-U.S. business of acting as a broker in sovereign debt securities, Eurobonds, securities repurchase agreements, interest rate swaps, interest rate options, asset swaps, spot and forward foreign exchange, currency options, credit derivatives, base metal derivatives, equity derivatives and exchange traded financial futures and option Contracts for dealers and institutions worldwide, the business of acting as an introducing broker, name-passing broker or in a principal activity, and the business of certain limited dealing (proprietary trading services); provided, however, that “Inter-Dealer Brokerage Business” shall not include (i) the business of transactions in environmental brokerage services and the businesses conducted by Cantor CO2e, LLC, a Delaware limited liability company, and CantorCO2e Brokerage, L.P., a Delaware limited partnership, and their respective Subsidiaries (including the business of delivering market-based solutions in environmental brokerage, emissions neutral solutions, trading and risk management tolls and advice and market making information and the business of operating electronic trading markets for products related to the mitigation of greenhouse gasses and related activities and providing brokerage information, and the business of providing consulting services relating to the emission or mitigation of greenhouse gasses, renewable energy and related issues), and (ii) the equity derivatives inter-dealer brokerage business of the Equities Division of Cantor.

“Internet Assets” means any Internet domain names and other computer user identifiers and any rights in and to sites on the worldwide web, including rights in and to any text, graphics, audio and video files and html or other code incorporated in such sites.

“Joint Services Agreement” means the Amended and Restated Joint Services Agreement, dated as of October 1, 2005, by and between Cantor and eSpeed, as amended.

“Law” means any federal, state, local, municipal or foreign (including supranational) law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Authority.

“Liabilities” means any and all losses, liabilities, claims, charges, debts, demands, actions, causes of action, suits, damages, fines, penalties, offsets, obligations, payments, costs and expenses, sums of money, bonds, indemnities and similar obligations, covenants, Contracts, controversies, agreements, promises, omissions, guarantees, make whole agreements and similar obligations, and other liabilities, including all contractual obligations, whether absolute or contingent, inchoate or otherwise, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, and including those arising under any Law, Action or threatened or contemplated Action (including the costs and expenses of demands, assessments, judgments, settlements and compromises relating thereto and attorneys’ fees and any and all costs and expenses reasonably incurred in investigating, preparing or defending against any such Actions or threatened or contemplated Actions), order or consent decree of any Governmental Authority or any award of any arbitrator or mediator of any kind, and those arising under any Contract, commitment or undertaking, including those arising under this Agreement or any Ancillary Agreement, in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person.

“License” has the meaning set forth in Section 4.13.

“Lien” means, whether arising under any Contract or otherwise, any debts, claims, security interests, liens, encumbrances, pledges, mortgages, retention agreements, hypothecations, rights of others, assessments, restrictions, voting trust agreements, options, rights of first offer, proxies, title defects, and charges or other restrictions or limitations of any nature whatsoever.

“Market Data Business” means the market data services of Cantor, BGC Partners and their respective Subsidiaries with respect to the business of providing market data arising from transactions (other than transactions executed on a futures or securities exchange or other market) in the Inter-Dealer Brokerage Business.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of May 29, 2007, among BGC Partners, Holdings, eSpeed, U.S. Opco and Global Opco.

“Merger” means the merger of BGC Partners and eSpeed set forth in the Merger Agreement.

“New BGC Partners” has the meaning set forth in Section 4.10(a).

“New BGC Partners Merger” has the meaning set forth in Section 4.10(c).

“New BGC Partners Sub” has the meaning set forth in Section 4.10(b).

“New Global Opco Limited Partnership Agreement” means the Amended and Restated Limited Partnership Agreement of BGC Global Holdings, L.P., substantially in the form attached as Exhibit B.

“New Holdings Limited Partnership Agreement” means the Amended and Restated Limited Partnership Agreement of BGC Holdings, L.P., substantially in the form attached as Exhibit C.

“New U.S. Opco Limited Partnership Agreement” means the Amended and Restated Limited Partnership Agreement of BGC Partners, L.P., substantially in the form attached as Exhibit D.

“Notice” has the meaning set forth in Section 4.11(b)(iii).

“Opco Group” means U.S. Opco, Global Opco and their respective Subsidiaries (including, after the Closing, any Transferred Entities that are Subsidiaries of U.S. Opco and Global Opco).

“Opco Indemnitees” has the meaning set forth in Section 5.02(b).

“Opcos” means, jointly and severally, U.S. Opco and Global Opco.

“Parties” and “Party” have the meanings set forth in the preamble.

“Patents” means any foreign or United States patents and patent applications, including any divisions, continuations, continuations-in-part, substitutions or reissues thereof, whether or not patents are issued on such applications and whether or not such applications are modified, withdrawn or resubmitted.

“Percentage Adjustment” has the meaning set forth in Section 4.11(b)(i).

“Person” means any individual, firm, corporation, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, limited liability company, Governmental Authority or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity.

“Per Unit Price” means, as of any time, the quotient obtained by dividing the Current Market Price as of such time by the BGC Partners Ratio as of such time.

“Pre-Contribution Loan” has the meaning set forth in Section 2.07(e).

“Purchase Consideration” has the meaning set forth in Section 4.11(b)(iv).

“Purchase Right” has the meaning set forth in Section 4.11(b)(i).

“Purchase Right Party” has the meaning set forth in Section 4.11(b)(i).

“Receiving Party” has the meaning set forth in Section 4.11(b)(i).

“Registration Rights Agreement” means the Registration Rights Agreement in the form attached hereto as Exhibit E.

“Representatives” has the meaning set forth in Section 4.04(a).

“Retained Business” has the meaning set forth in recitals.

“Select Persons” has the meaning set forth in Section 2.07(d).

“Software” means any computer software programs, source code, object code, data and documentation, including, without limitation, any computer software programs that incorporate and run the BGC Partners’ pricing models, formulae and algorithms.

“Special Allocation Losses” means all out-of-pocket Liabilities actually suffered or incurred by a Party, including any reasonable fees, costs or expenses of enforcing any indemnity hereunder.

“Special Damages” means any special, indirect, incidental, punitive or consequential damages whatsoever, including damages for lost profits and lost business opportunities or damages calculated based upon a multiple of earnings approach or variant thereof.

“Subsidiary” of any Person means, as of the relevant date of determination, any other Person of which 50% or more of the voting power of the outstanding voting equity securities or 50% or more of the outstanding economic equity interest is owned, directly or indirectly, by such first Person.

“Surviving Company” means the surviving entity in the Merger.

“Taxes” means any federal, state, provincial, county, local, foreign and other taxes (including, without limitation, income, profits, windfall profits, alternative or add-on, minimum, accumulated earnings, environmental, personal holding company, capital stock, capital gains, premium, estimated, excise, stamp, registration, sales, use, license, occupancy, occupation, gross receipts, franchise, ad valorem, severance, capital levy, production, transfer, withholding, employment, unemployment compensation, social security (or similar), payroll and property taxes, import duties and other governmental charges and assessments), whether or not measured in whole or in part by net income, and including deficiencies, interest, additions to tax or interest, and penalties with respect thereto.

“Tax Receivable Agreement” means the Tax Receivable Agreement between Cantor and BGC Partners, to be entered into pursuant to the terms set forth on Exhibit F.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement filed or required to be filed with any taxing authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third-Party Claim” has the meaning set forth in Section 5.07(a).

“Tower Bridge” shall mean Tower Bridge International Services L.P., a U.K. limited partnership.

“Tower Bridge Administrative Services Agreement” means the Administrative Services Agreement between Tower Bridge and BGC Partners, substantially in the form attached as Exhibit G.

“Trademarks” means any foreign or United States trademarks, service marks, trade dress, trade names, brand names, designs and logos, corporate names, product or service identifiers, whether registered or unregistered, and all registrations and applications for registration thereof.

“Trade Secrets” means any trade secrets, research records, business methods, processes, procedures, manufacturing formulae, technical know-how, technology, blue prints, designs, plans, inventions (whether patentable and whether reduced to practice), invention disclosures and improvements thereto.

“Transferred Assets” has the meaning set forth in Section 2.01(a).

“Transferred Business” and “Transferred Businesses” have the meanings set forth in the recitals.

“Transferred Business Employees” has the meaning set forth in Section 6.01.

“Transferred Entities” means any Person, where a majority of the equity interest of such Person is part of the Transferred Assets, and any Subsidiary of such Person.

“Transferred Liabilities” has the meaning set forth in Section 2.02(a).

“U.S. GAAP” means United States generally accepted accounting principles in effect from time to time.

“U.S. Opco” has the meaning set forth in the preamble.

“U.S. Opco Group Percentage Interest” means “Group Percentage Interest” as defined in the New U.S. Opco Limited Partnership Agreement.

“U.S. Opco Limited Partnership Interest” means the “Limited Partnership Interest” as defined in the New U.S. Opco Limited Partnership Agreement.

“U.S. Opco Regular Limited Partnership Interests” means “Regular Limited Partnership Interests” as defined in the New U.S. Opco Limited Partnership Agreement.

“U.S. Opco Regular Partnership Units” means “Regular Partnership Units” as defined in the New Global Opco Limited Partnership Agreement.

“U.S. Opco Units” means “Units” as defined in the New U.S. Opco Limited Partnership Agreement.

SECTION 1.02 Other Definitions. Wherever required by the context of this Agreement, the singular shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa, and references to any agreement, document or instrument shall be deemed to refer to such agreement, document or instrument as amended, supplemented or modified from time to time. When used herein:

(a) the word “or” is not exclusive unless the context clearly requires otherwise;

(b) the word “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the direct or indirect possession of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by Contract or otherwise;

(c) the words “including,” “includes,” “included” and “include” are deemed to be followed by the words “without limitation”;

(d) the terms “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular section, paragraph or subdivision; and

(e) all section, paragraph or clause references not attributed to a particular document shall be references to such parts of this Agreement, and all exhibit, annex and schedule references not attributed to a particular document shall be references to such exhibits, annexes and schedules to this Agreement.

Section 1.03 Absence of Presumption. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

Section 1.04 Headings. The section and article headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement. All references to Sections or Articles contained herein mean Sections or Articles of this Agreement unless otherwise stated.

ARTICLE II

CONTRIBUTION

SECTION 2.01 Contribution of Transferred Assets. (a) At the Closing, and subject to the terms and conditions set forth herein, including Section 2.01(b), Cantor will contribute, convey, transfer, assign and deliver, or cause one or more of its Subsidiaries to contribute, convey, transfer, assign and deliver, to BGC Partners or one or more of its Subsidiaries in a manner that is expected to be Tax-free to each of BGC Partners, its Subsidiaries and the Transferred Entities, and BGC Partners or one or more of its Subsidiaries will acquire and accept from Cantor or its applicable Subsidiaries, all of the right, title and interest of Cantor or its applicable Subsidiaries in, to and under the following Assets (collectively, the “Transferred Assets”) (other than any of the following to the extent it is an Excluded Asset):

(i) Equity Interests. The equity interests set forth on Schedule 2.01(a)(i);

(ii) Contracts. The Contracts set forth on Schedule 2.01(a)(ii) and employment agreements with any Transferred Business Employee;

(iii) Certain Rights under the Joint Services Agreement. All of Cantor’s rights and obligations under Sections 3 and 4 of the Joint Services Agreement to the extent related to the Inter-Dealer Brokerage Business, including its rights and obligations in respect of Clearance, Settlement and Fulfillment Services to the extent related to the Inter-Dealer Brokerage Business;

(iv) Intellectual Property. All Intellectual Property primarily related to the Transferred Business, including the Intellectual Property set forth on Schedule 2.01(a)(iv);

(v) Books and Records. All books and records (other than Tax Returns), files, papers, tapes, disks, manuals, keys, reports, plans, catalogs, sales and promotional materials, and all other printed and written materials, to the extent available and primarily related to the Transferred Business; and

(vi) Permits and Licenses. All permits or licenses issued by any Governmental Authority to the extent primarily related to the Transferred Business and permitted by Applicable Law to be transferred.

(b) Notwithstanding anything to the contrary contained in this Agreement, Cantor and its Subsidiaries will retain ownership of the following Assets, which Assets shall be excluded from the Transferred Assets and shall not be contributed, conveyed, transferred, assigned or delivered hereunder (collectively, the “Excluded Assets”):

(i) Cash and Cash Equivalents. All cash, cash equivalents and marketable securities (including any cash, cash equivalents and marketable securities held by any Transferred Entity), except for cash borrowed pursuant to the Pre-Contribution Loan;

(ii) Litigation Claims; Insurance Recoveries. Any litigation claim or insurance recovery relating to the matters set forth on Schedule 2.01(b)(ii), and any insurance policy and Insurance Proceeds covering any Excluded Asset or any Excluded Liability;

(iii) Equity Interests. Any equity interest set forth on Schedule 2.01(b)(iii);

(iv) Intellectual Property. All Intellectual Property or hardware of Cantor and any of its Subsidiaries not primarily used in the Transferred Business, including any rights (ownership, licensed or otherwise) to use the mark “Cantor” or “Cantor Fitzgerald” name and any other trademarks, service marks, brand names, Internet domain names, logos, trade dress, trade names, corporate names and other indicia of origin, and any derivatives of the foregoing, and all registrations and applications for registration of any of the foregoing, in each case, not primarily related to the Transferred Business, and all goodwill associated with and symbolized by the foregoing;

(v) Books and Records. All books, records and other data that cannot, without unreasonable effort or expense, be separated from books and records maintained by Cantor or any of its Subsidiaries in connection with businesses other than the Transferred Businesses or to the extent that such books, records and other data relate to

Excluded Assets, Excluded Liabilities or Business Employees who do not become Transferred Business Employees, and all personnel files and records; and

(vi) Retained Business. Any Asset relating to a Retained Business (other than any Asset set forth in clauses (i) through (vi) of Section 2.01(a)).

SECTION 2.02 Assumption of Transferred Liabilities. (a) From and after the Closing, BGC Partners and its applicable Subsidiaries will assume and be liable for (or cause the appropriate member or members of the Opco Group to assume and be liable for), and will pay, perform and discharge (or will cause the appropriate member or members of the Opco Group to pay, perform and discharge) as they become due, all of the Liabilities set forth in this Section 2.02(a), other than any Excluded Liability (collectively, the “Transferred Liabilities”):

(i) Transferred Assets; Transferred Business. All Liabilities primarily relating to, arising from or in connection with any Transferred Business or any Transferred Asset, regardless of when or where such Liability arose, whether the facts on which they are based occurred prior to or subsequent to the Closing Date, and regardless of where or against whom such Liability is asserted or determined;

(ii) Certain Obligations under the Joint Services Agreement. All of Cantor’s Liabilities under Sections 3 and 4 of the Joint Services Agreement primarily related to the Inter-Dealer Brokerage Business, including Liabilities related to its rights and obligations in respect of Clearance, Settlement and Fulfillment Services primarily related to the Inter-Dealer Brokerage Business;

(iii) Employee Liabilities. All Liabilities primarily relating to, arising from or in connection with the Transferred Business Employees and their employment, including all compensation, benefits, severance, workers’ compensation and welfare benefit claims (it being understood that Liabilities under (A) insured welfare benefit arrangements maintained by the Cantor Companies in which the BGC Partners and its subsidiaries participate and (B) the eSpeed, Inc. Deferred Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates) shall be assumed (1) on the same basis as such Liabilities have historically been allocated to the BGC Partners and its subsidiaries in the ordinary course prior to the Closing Date and (2) otherwise to the same extent as applied to BGC Partners and its subsidiaries in their capacity as participating employers under such arrangements prior to the Closing Date) and other employment-related Liabilities primarily arising from or relating to the conduct of any Transferred Business; and

(iv) Indebtedness. The Indebtedness set forth on Schedule 2.02(a)(iv).

BGC Partners’ obligations under this Section 2.02(a) shall in no way derogate from the obligations of Cantor under the Merger Agreement.

(b) Notwithstanding anything to the contrary set forth in this Agreement, Cantor and its Subsidiaries will retain and be liable for, and will pay, perform and discharge as they become due, the following Liabilities and obligations, and such Liabilities and obligations shall not be assumed by BGC Partners or any of its Subsidiaries pursuant to this Agreement and shall be excluded from the Transferred Liabilities (collectively, the “Excluded Liabilities”):

(i) Liabilities Relating to Excluded Assets or Retained Business. Any Liability of Cantor or any of its Subsidiaries to the extent relating to any Excluded Asset or any Retained Business (other than any Liability set forth in clauses (i) through (v) of Section 2.02(a));

(ii) Indebtedness Guarantee. Any guarantee by a member of the Cantor Group to a third party in respect of the Indebtedness set forth on Schedule 2.02(b)(ii) (such guarantee, the “Indebtedness Guarantees”); and

(iii) Other Excluded Liabilities. The Liabilities set forth on Schedule 2.02(b)(iii).

SECTION 2.03 Actions to Effect the Contribution. The Parties acknowledge and agree that the Contribution shall be effected in accordance with the steps set forth on Schedule 2.03, and that effecting the Contribution in accordance with such steps is intended to result in a Tax-free transfer to each of BGC Partners, its Subsidiaries and the Transferred Entities. If, prior to such Contribution, either Cantor or BGC Partners concludes that any of the steps set forth on Schedule 2.03 will result in a material amount of Taxes to any of BGC Partners, its Subsidiaries or the Transferred Entities, Cantor shall restructure such Contribution to minimize any such Taxes to each of BGC Partners, its Subsidiaries and the Transferred Entities in respect of each of the steps set forth on Schedule 2.03.

SECTION 2.04 Closing. The closing of the Contribution (the “Closing”) shall take place at 6 p.m., New York, New York time, on March 31, 2008 (the “Closing Date”), at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019.

SECTION 2.05 Title; Risk of Loss. Title, risk of loss and/or responsibility with respect to, each Transferred Asset and Transferred Liability shall transfer from Cantor and its applicable Subsidiaries to BGC Partners and its applicable Subsidiaries at 6 p.m., New York time, on the Closing Date (the “Effective Time”).

SECTION 2.06 Further Documentation. At the Closing, the Parties shall execute and deliver, and shall cause their appropriate Subsidiaries to execute and deliver, one or more agreements of assignment and assumption and/or bills of sale or such other instruments of transfer as Cantor may request for the purpose of effectuating the Contribution.

SECTION 2.07 Other Actions in Connection with the Contribution.

(a) Transfer of Assets to Tower Bridge. Concurrently with, prior to or after the Effective Time, Cantor shall have or will contribute, convey, transfer, assign and deliver, or cause one or more of its Subsidiaries to contribute, convey, transfer, assign and deliver, to Tower Bridge, and Tower Bridge shall have acquired and accepted or will acquire and accept from Cantor or its applicable Subsidiaries, all of the right, title and interest of Cantor or its applicable Subsidiaries in, to and under the Assets set forth on Schedule 2.07(a), and Tower Bridge will provide certain services to Cantor and BGC Partners and their respective Subsidiaries on the terms and subject to the conditions set forth in the Tower Bridge Administrative Services Agreement.

(b) Ancillary Agreements. Concurrently with or prior to the Effective Time, the Parties will, or will cause their applicable Subsidiaries to, enter into and execute each of the other Ancillary Agreements. Each Ancillary Agreement that is an amended and restated agreement shall replace the existing version of the agreement that it amends and restates.

(c) Redemption of Cantor Partners. The Parties acknowledge that, prior to, concurrently with and after the Effective Time, Cantor may redeem certain limited partnership interests in Cantor held by certain of its limited partners for (1) new limited partnership interests and/or other interests or rights in Cantor, including distribution rights to receive BGC Partners Common Stock held by Cantor or its Subsidiaries (the “Distribution Rights”), (2) BGC Partners Common Stock, cash and/or other property or assets held by Cantor or its Subsidiaries and/or (3) limited partnership interests in Holdings, in each case, on terms and subject to the conditions to be determined by Cantor (the Persons who receive limited partnership interests in Holdings pursuant to this redemption, the “Founding Partners” and the limited partnership interests in Holdings held by such Founding Partners, which may be one or more different classes of interests in Holdings, the “Holdings Founding Partner Interests”); provided, however, that no action may be taken pursuant to this Section 2.07(c) if such action would (i) adversely affect the Surviving Company’s economic interest in the Opcos (ii) adversely affect the Surviving Company’s governance rights over the Opcos or (iii) impose additional material Tax on the Surviving Company, in each case as compared to the Surviving Company’s position if such action had not been taken.

(d) Repurchase of Certain BGC Common Stock and Repayment by Select Persons of Certain Obligations. The Parties acknowledge that, prior to, concurrently with and after the Effective Time, but prior to the Merger, certain limited partners of Cantor and certain Founding Partners (the “Select Persons”) may (1) sell to a Cantor Company for cash all or a portion of the Distribution Rights and/or Holdings Founding Partner Interests held by such Select Persons, (2) have some or all of their limited partnership interest in Cantor redeemed by a Cantor Company for cash, BGC Partners Common Stock and/or other property or assets held by Cantor or its Subsidiaries and/or (3) sell to BGC Partners for cash all or a portion of the BGC Partners Common Stock held by such Select Persons (including BGC Partners Common Stock that such Select Persons hold as a result of the Distribution Rights). The aggregate net proceeds that each Select Person shall receive as a result of such sale may be used by such Select Persons to (i) repay certain loans made from Cantor or its Subsidiaries to such Select Persons, (ii) eliminate certain obligations owed to Cantor or its Subsidiaries in respect of existing partnership interests issued to such Select Persons, (iii) repay certain loans made from third-parties to such Select Persons, which loans are guaranteed by Cantor or its Subsidiaries, and/or (iv) pay for Taxes that may be incurred as a result of the transactions contemplated by this Section 2.07(d), including the grant of such Distribution Rights or Holdings Founding Partner Interests, the issuance of BGC Partners Common Stock, and/or the sale of the BGC Partners Common Stock. The Cantor Company acquiring such Holdings Founding Partner Interests (which shall become Holdings Exchangeable Limited Partnership Interests) may then exchange such Holdings Exchangeable Limited Partnership Interests for shares of BGC Partners Common Stock, which shares shall be redeemed by BGC Partners prior to the Merger for an amount of cash equal to the cash paid by the Cantor Companies to the Select Persons in respect of such interests; and the Cantor Company acquiring such Distribution Rights may then have the shares of BGC Partners Common Stock underlying such distribution rights redeemed by BGC Partners prior to the Merger for an amount of cash equal to the cash paid by the Cantor Companies to the Select Persons in respect of such Distribution Rights.

(e) The Pre-Contribution Loan. Prior to the Contribution, one or more members of the BGC Partners Group may borrow an amount of cash up to the aggregate amount of cash in the BGC Partners Group prior to the Contribution (the “Pre-Contribution Loan”).

ARTICLE III

NO REPRESENTATIONS OR WARRANTIES

SECTION 3.01 No Representations or Warranties. BGC Partners, on behalf of itself and all of its Subsidiaries (including, after the Effective Time, the Transferred Entities) and their respective Representatives, understands and agrees that none of Cantor, any other Cantor Company or any of their respective Representatives or any other Person is, in this Agreement or in any other agreement, document or instrument, making any representation or warranty of any kind whatsoever, express or implied, to BGC Partners, any of its Subsidiaries (including, after the Effective Time, the Transferred Entities) or their respective Representatives in any way with respect to any of the transactions contemplated hereby or regarding the Transferred Assets, the Transferred Liabilities or the Transferred Businesses or as to any consents or approvals required in connection with the consummation of the transactions contemplated hereby, it being agreed and understood that BGC Partners and each of its Subsidiaries shall take all of the Transferred Assets, the Transferred Liabilities and the Transferred Businesses on an “AS IS, WHERE IS” basis, and all implied warranties of merchantability, fitness for a specific purpose or otherwise are hereby expressly disclaimed by Cantor, on behalf of itself and each other Cantor Company and their respective Representatives; provided, however, that this Section 3.01 shall in no way derogate from the obligations of Cantor under the Merger Agreement.

SECTION 3.02 BGC Partners to Bear Risk. Except as expressly set forth herein, BGC Partners and its Subsidiaries shall bear the economic and legal risk that conveyances of the Transferred Assets shall prove to be insufficient or that the title of Cantor or any other Cantor Company to any Transferred Asset shall be other than good and marketable and free from encumbrances; provided, however, that this Section 3.02 shall in no way derogate from the obligations of Cantor under the Merger Agreement.

ARTICLE IV

COVENANTS

SECTION 4.01 Further Assurances.

(a) In addition to the actions specifically provided for in this Agreement, each Party shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under Applicable Law, regulations and agreements to consummate and make effective the transactions contemplated hereby. Without limiting the foregoing, each Party shall cooperate with the other Party, and execute and deliver, or use its reasonable best efforts to cause to be executed and delivered, all instruments, including instruments of conveyance, assignment and transfer, and to make all filings with, and to obtain all consents, approvals or authorizations of, any Governmental Authority or any other Person under any permit, license, agreement, indenture or other instrument, and take all such other actions as such Party may reasonably be requested to take by any other Party from time to time, consistent with the terms hereof, in order to effectuate the provisions and purposes of this Agreement and the transactions contemplated hereby. The Parties agree that, as of the Effective Time, BGC Partners shall be deemed to have acquired complete and sole beneficial ownership of all of the Transferred Assets, together with all rights, powers and privileges incident thereto, and shall be deemed to have assumed in accordance with the terms of this Agreement all of the Transferred Liabilities, and all duties, obligations and responsibilities incident thereto, that such Party is entitled to acquire or required to assume pursuant to the terms hereof.

(b) Subject to Section 4.01(c) hereof, if at any time or from time to time after the Closing Date, (i) Cantor or any of its Subsidiaries shall possess a Transferred Asset or (ii) BGC Partners or any of its Subsidiaries shall possess an Excluded Asset, then Cantor or BGC Partners, as the case may be, shall promptly transfer, or cause to be transferred, such Asset to BGC Partners or Cantor, as the case may be. Prior to any such transfer, the Party possessing such Asset shall hold such Asset in trust for the use and benefit of the Party entitled thereto (at the expense of the Party entitled thereto), and shall take such other actions as may be reasonably requested by the Party to which such Asset is to be transferred in order to place such Party, insofar as reasonably possible, in the same position it would have been had such Asset been transferred at the Effective Time.

(c) Without limiting the generality of Section 4.01(a) or Section 4.01(b), if the valid, complete and perfected assignment or transfer to BGC Partners of any Transferred Assets or Transferred Liabilities to be transferred under this Agreement or any Ancillary Agreement requires the consent, agreement or approval of or any filing or registration with any Person or Governmental Authority, and as a result of the failure to make or obtain any such consent, agreement, approval, filing or registration such transfer is not effected as contemplated hereby or thereby despite the provisions hereof purporting to effect such assignment or transfer, then, (i) the Parties shall cooperate to effect such transfer as promptly following the Closing as is practicable, and (ii) until such time as any impediment to the validity, completeness or perfection of such assignment or transfer shall have been removed, nullified or waived, the Person possessing such Transferred Asset or Transferred Liability shall hold such Transferred Asset or Transferred Liability in trust for the use and benefit of the Person entitled thereto (at the expense of the Person entitled thereto), and shall take such other action as may be reasonably requested by the Person to whom such Transferred Asset or Transferred Liability is to be transferred in order to place such Person, insofar as reasonably possible, in the same position it would have been had such Transferred Asset or Transferred Liability been transferred on the Effective Time.

(d) Without limiting the generality of Section 4.01(a), prior to the Effective Time, Cantor, as the sole stockholder of BGC Partners, shall ratify any actions that are necessary, proper or desirable to be taken by BGC Partners to effectuate the transactions contemplated hereby in a manner consistent with the terms hereof.

SECTION 4.02 Information.

(a) At any time before, on or after the Effective Time (i) Cantor, on behalf of each of its Subsidiaries, agrees to provide, or cause to be provided, to BGC Partners and its Representatives, and (ii) BGC Partners, on behalf of each of its Subsidiaries, agrees to provide, or cause to be provided, to each of Cantor and its Representatives, in each case as soon as reasonably practicable after written request therefor from such other Party, any Information (including the Information described in Section 2.01(b)(v)) in the possession or under the control of such respective Person, if applicable, that the requesting Party reasonably needs (A) to comply with reporting, disclosure, filing or other requirements imposed on the requesting Party (including under applicable securities or Tax Laws) by a Governmental Authority having jurisdiction over the requesting Party, (B) for use in any other judicial, regulatory, administrative, Tax or other proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation, tax or other similar requirements, (C) for use in the conduct of the Transferred Business in accordance with past practice or (D) to comply with its obligations under this Agreement or any Ancillary Agreement; provided, however, that in the event that any Party reasonably determines that any such provision of Information could be commercially detrimental to such Party or any of its Subsidiaries, if applicable, violate any Law or agreement to which such Party or any of its Subsidiaries, if applicable, is a Party, or waive any attorney-client privilege applicable to such Party or any of its Subsidiaries, if applicable, the Parties shall take all reasonable measures to permit the compliance with the obligations pursuant to this Section 4.02(a) in a manner that avoids any such harm or consequence (including, if appropriate, by entering into joint defense or similar arrangements); provided, further, that in the event, after taking all such reasonable measures, the Party subject to such Law or agreement is unable to provide any Information without violating such law or agreement, such Party shall not be obligated to provide such Information to the extent it would violate such Law or agreement. The Parties intend that any transfer of Information that would otherwise be within the attorney-client privilege shall not operate as a waiver of any potentially applicable privilege. Each Party shall make its employees and facilities available and accessible during normal business hours and on reasonable prior notice to provide an explanation of any Information provided hereunder.

(b) Notwithstanding anything to the contrary in Section 4.02(a), after the Effective Time, Cantor shall provide, or cause to be provided, to BGC Partners in such form as BGC Partners shall request, at no charge to BGC Partners, all financial and other data and Information in the possession or under the control of Cantor or any of its Subsidiaries as BGC Partners determines necessary or advisable in order to prepare BGC Partners’ and its Subsidiaries’ financial statements or any other reports, filings or submissions of BGC Partners and its Subsidiaries with any Governmental Authority.

(c) Any Information owned by one Person that is provided to a requesting Party pursuant to this Section 4.02 shall be deemed to remain the property of the providing Person (or Person on whose behalf such Information is being provided). Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such Information.

(d) The Party requesting Information, consultant or witness services under this Agreement agrees to reimburse the other Party for the reasonable out-of-pocket costs, if any, of creating, gathering and copying such Information, to the extent that such costs are incurred for the benefit of the requesting Party by or on behalf of such other Party or its Representatives or Subsidiaries, if applicable. Except as may be otherwise specifically provided elsewhere in this Agreement or in any other Ancillary Agreement, such costs shall be computed in accordance with the providing Party’s standard methodology and procedures.

(e) To facilitate the possible exchange of Information pursuant to this Section 4.02 and other provisions of this Agreement after the Effective Time, the Parties agree to use their reasonable best efforts to retain all Information in their respective possession or control at the Effective Time in accordance with the policies of Cantor as in effect at the Effective Time.

(f) No Party shall have any Liability to the other Party in the event that any Information exchanged or provided pursuant to this Agreement that is an estimate or forecast, or which is based on an estimate or forecast, is found to be inaccurate, in the absence of willful misconduct or fraud by the Party providing such Information. No Party shall have any Liability to the other Party if any Information is destroyed after using its reasonable best efforts in accordance with the provisions of Section 4.02(e).

(g) The rights and obligations granted under this Section 4.02 and Sections 4.03 and 4.04 are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange or confidential treatment of Information set forth in any Ancillary Agreement.

SECTION 4.03 Production of Witnesses; Records; Cooperation.

(a) After the Effective Time, except in the case of an adversarial Action by one Party (or, if applicable, any of its Subsidiaries) against another Party (or, if applicable, any of its Subsidiaries) (which shall be governed by such discovery rules as may be applicable thereto), each Party shall use its reasonable best efforts to make available to the other Party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of its Subsidiaries as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available, at the offices of such Party during normal business hours, in each case to the extent that any such Person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required (and, in the case of any such Person, for reasonable periods of time) in connection with any Action in which the requesting Party may from time to time be involved, regardless of whether such Action is a matter with respect to which indemnification may be sought hereunder. The requesting Party shall bear all out-of-pocket costs and expenses (including allocated costs of in-house counsel and other personnel) in connection therewith.

(b) If an indemnifying party chooses to defend or to seek to compromise or settle any Third-Party Claim, each Party shall use its reasonable best efforts to make available to the other Party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of such Party and, if applicable, its Subsidiaries as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available during normal business hours, to the extent that any such Person

(giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required (and, in the case of any such Person, for reasonable periods of time) in connection with such defense, settlement or compromise, as the case may be, and shall otherwise cooperate in such defense, settlement or compromise, as the case may be, in each case at the indemnifying party’s expense. The indemnifying party shall bear all out-of-pocket costs and expenses (including allocated costs of in-house counsel and other personnel) in connection therewith.

(c) Without limiting the foregoing, the Parties shall cooperate and consult, and, if applicable, cause each of its Subsidiaries to cooperate and consult, to the extent reasonably necessary with respect to any Actions.

(d) Without limiting any provision of this Section 4.03, each of the Parties agrees to cooperate, and, if applicable, to cause each of their respective Subsidiaries to cooperate, with each other in the defense of any infringement or similar claim with respect to any Intellectual Property and shall not claim to acknowledge, or permit any of their respective Subsidiaries to claim to acknowledge, the validity or infringing use of any Intellectual Property of a third Person in a manner that would hamper or undermine the defense of such infringement or similar claim.

(e) The obligation of the Parties to provide witnesses pursuant to this Section 4.03 is intended to be interpreted in a manner so as to facilitate cooperation and shall include the obligation to provide as witnesses, directors, officers, employees, other personnel and agents without regard to whether any such individual could assert a possible business conflict (subject to the exception set forth in the first sentence of Section 4.03(a)).

(f) For a period of three years from the Closing Date, Cantor agrees to retain and not destroy or dispose of books, records and other data of the BGC Business prior to the Closing to the extent not transferred to BGC Partners or its Subsidiaries and, prior to destroying or disposing of such books, records and other data, to notify BGC Partners and, at the request of BGC Partners, to transfer such books, records and other data to BGC Partners to the extent that such books, records and other data can, without unreasonable effort or expense, be separated from books and records maintained by Cantor or any of its Subsidiaries in connection with businesses other than the Transferred Businesses (unless BGC Partners shall pay for the full amount of the costs and expenses associated with such separation).

(g) In connection with any matter contemplated by this Section 4.03, the applicable Parties will enter into a mutually acceptable joint defense agreement so as to maintain to the extent practicable any applicable attorney-client privilege or work product immunity of any Party or, if applicable, any of its Subsidiaries.

SECTION 4.04 Confidentiality.

(a) Subject to Section 4.05 and unless otherwise agreed by the Party to whom such Covered Information relates, each of the Parties agrees to hold, and to cause each member of its respective Affiliates, directors, officers, employees, general partners, agents, accountants, managing member, employees, counsel and other advisors and representatives (collectively,

“Representatives”) to hold, in strict confidence, with at least the same degree of care that applies to Cantor’s confidential and proprietary Information pursuant to policies in effect as of the date hereof, all Information concerning each such other Party (including such Person’s clients, transactions, business, Assets, Liabilities, performance or operations) that is either in its possession (including Information in its possession prior to the date hereof) or furnished by any such other Party or its Representatives at any time pursuant to this Agreement, any Ancillary Agreement or otherwise (collectively, “Covered Information”), except that the following shall not be deemed to be Covered Information: any such Information to the extent that (i) at the time of disclosure such Information is generally available to and known by the public (other than as a result of a disclosure by the disclosing Party or by any of its Representatives in breach of this Section 4.04) or (ii) such Information has after the Effective Time been lawfully acquired from other sources by such Party on a non-public basis which sources are, to the knowledge of the Party acquiring such Information, not themselves bound by a contractual, legal or fiduciary obligation that would limit or prohibit disclosure of such Information.

(b) Subject to Section 4.05 and unless otherwise agreed by the Party to whom such Covered Information relates, each Party agrees (i) not to use any Covered Information other than for such purposes as shall be expressly permitted hereunder or under any Ancillary Agreement and (ii) not to release or disclose, or permit to be released or disclosed, any Covered Information to any other Person, except its Representatives who need to know such Covered Information (who shall be advised of their obligations hereunder with respect to such Covered Information), except in compliance with Section 4.05. Without limiting the foregoing, when any Covered Information is no longer needed for the purposes contemplated by this Agreement or any Ancillary Agreement, each Party will promptly after request of the Party that provided such Covered Information either return to such Party all such Covered Information in a tangible form (including all copies thereof and all notes, analyses, presentations, extracts or summaries based thereon) or certify to the other Party that it has destroyed such Covered Information (and such copies thereof and such notes, extracts, analyses, presentations or summaries based thereon). Notwithstanding the return or destruction of the Covered Information, such Party will continue to be bound by its obligations of confidentiality and other obligations hereunder.

SECTION 4.05 Protective Arrangements. In the event that any Party or any of its Subsidiaries determines on the advice of its counsel that it is required to disclose any Covered Information of any other Party (or any of such Party’s Subsidiaries) pursuant to Applicable Law or receives any demand under lawful process or from any Governmental Authority to disclose or provide Covered Information of any other Party (or any of such Party’s Subsidiaries), such Party shall, to the extent practicable and unless otherwise required by Applicable Law, notify the other Party prior to disclosing or providing such Covered Information and shall cooperate at the expense of the requesting Party in seeking any reasonable protective arrangements requested by such other Party. Subject to the foregoing, the Person that received such request may thereafter disclose or provide Covered Information if and to the extent required by such Applicable Law (as so advised by counsel) or by lawful process of such Governmental Authority; provided, however, that the Person shall only disclose such portion of the Covered Information so required to be disclosed or provided.

SECTION 4.06 Intercompany Agreements. All Contracts, licenses, commitments or other arrangements, formal or informal, written or oral and whether express or implied,

between any of Cantor or any other Cantor Company, on the one hand, and any Transferred Entity, on the other hand, set forth on Schedule 4.06, shall terminate effective as of the Effective Time, and no Persons party to any such Contract, license, commitment or other arrangement shall have any rights under such Contract, license, commitment or arrangement.

SECTION 4.07 Guarantee Obligations. The Parties shall cooperate, and shall cause their respective Subsidiaries to cooperate, to terminate, or to cause BGC Partners or its Subsidiaries (or a Transferred Entity) to be substituted in all respects for Cantor or a Cantor Company in respect of all obligations of Cantor or a Cantor Company under any of the Transferred Liabilities for which Cantor or a Cantor Company may be liable, as guarantor, original tenant, primary obligor or otherwise, except, in each case, for the Indebtedness Guarantees and any Excluded Liability. If such a termination or substitution is not effected by the Effective Time, (i) BGC Partners and its Subsidiaries shall indemnify and hold harmless Cantor and the other Cantor Companies for any Indemnifiable Losses arising from or relating thereto, and (ii) without the prior written consent of Cantor, from and after the Effective Time, BGC Partners shall not, and, without Cantor’s prior written consent, shall not permit any of its Subsidiaries to, renew or extend the term of, increase its obligations under, or transfer to a third party, any loan, lease, Contract or other obligation for which Cantor or any other Cantor Company is or may be liable.

SECTION 4.08 Expenses. All legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses unless expressly otherwise contemplated herein.

SECTION 4.09 New BGC Partners. In order to facilitate Tax-free exchanges of the Holdings Exchangeable Limited Partnership Interests (as defined in the New Holdings Limited Partnership Agreement), Cantor shall have a one-time right, at Holdings’ sole expense, (a) to incorporate, or cause the incorporation of, a newly formed wholly owned Subsidiary of BGC Partners (“New BGC Partners”), (b) to incorporate, or cause the incorporation of, a newly formed wholly owned Subsidiary of New BGC Partners (“New BGC Partners Sub”), and then (c) to cause the merger (the “New BGC Partners Merger”) of New BGC Partners Sub with BGC Partners, with the surviving corporation being a wholly owned Subsidiary of New BGC Partners. In connection with the New BGC Partners Merger, the shares of BGC Partners Class A Common Stock and BGC Partners Class B Common Stock shall each hold equivalent common stock in New BGC Partners, with identical rights to the applicable class of shares held prior to the New BGC Partners Merger. As a condition of the New BGC Partners Merger, (i) BGC Partners shall have received an opinion of counsel, reasonably satisfactory to the Audit Committee of BGC Partners, to the effect that the New BGC Partners Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) Cantor shall indemnify BGC Partners to the extent that BGC Partners incurs any material income Taxes as a result of the transactions effected pursuant to this Section 4.09.

SECTION 4.10 Commissions and Market Data; Clearing. (a) The Parties agree that (i) Cantor shall have a right to be a customer of BGC Partners and its Subsidiaries and to pay the lowest commission paid by any other customer of BGC Partners or its Affiliates, whether by volume, dollar or other applicable measurement; provided, however, that this right shall terminate upon the earlier of (i) a Change of Control of Cantor and (ii) the last day of the calendar quarter during which Cantor shall have represented one of the fifteen largest customers of BGC Partners and its Subsidiaries in terms of transaction volume; and (ii) Cantor shall have an unlimited right to internally use market data from BGC Market Data without any cost; provided, however, that Cantor shall have no right to furnish such data to any third party.

(b) From the Closing until the third anniversary of the Closing, (i) Cantor shall cause its applicable Subsidiary or Subsidiaries to provide to BGC Partners or its applicable Subsidiary or Subsidiaries all such services as BGC Partners reasonably determines are reasonably necessary in connection with the clearance, settlement and fulfillment of futures transactions by BGC Partners, and (ii) BGC Partners shall be entitled to receive from Cantor all of the economic benefits and burdens associated with Cantor’s performance of such services; provided, however, that BGC Partners shall use its commercially reasonable efforts to reduce and eliminate its need for such services from Cantor and/or its applicable Subsidiary or Subsidiaries.

SECTION 4.11 Reinvestments in the Opcos; Pre-Emptive Rights. (a) (i) Mandatory Reinvestment by BGC Partners. After the Closing, in the event of any issuance of shares of BGC Partners Common Stock (including any issuance in connection with a merger or other acquisition by BGC Partners, but excluding any issuance of shares of BGC Partners Common Stock upon exchange of Holdings Exchangeable Limited Partnership Interests), BGC Partners shall contribute, directly or indirectly through its Subsidiaries, the net proceeds, if any, received in respect of such issuance to the Opcos in exchange for (A) a U.S. Opco Limited Partnership Interest consisting of a number of U.S. Opco Units equal to (1) the number of additional shares of BGC Partners Common Stock so issued multiplied by (2) the BGC Partners Ratio as of immediately prior to the issuance of such shares of BGC Partners Common Stock and (B) a Global Opco Limited Partnership Interest consisting of a number of Global Opco Units equal to (1) the number of additional shares of BGC Partners Common Stock so issued multiplied by (2) the BGC Partners Ratio as of immediately prior to the issuance of such shares of BGC Partners Common Stock. BGC Partners shall determine the proportion of the net proceeds that shall be paid to U.S. Opco, on the one hand, and Global Opco, on the other hand. Such determination shall be based on BGC Partners’ reasonable judgment as to the proportion of the total fair value, as of the date of issuance of the U.S. Opco Limited Partnership Interest and Global Opco Limited Partnership Interest pursuant to this Section 4.11(a)(i), represented by U.S. Opco or Global Opco, respectively, as of such date.

(ii) Mandatory Reinvestment by Holdings. After the Closing, in the event of any issuances of Holdings Limited Partnership Interests pursuant to the BGC Holdings, L.P. Participation Plan as such plan is amended from time to time, Holdings shall contribute, directly or indirectly through its Subsidiaries, the net proceeds, if any, received in respect of such issuance to the Opcos in exchange for (A) a U.S. Opco Limited Partnership Interest consisting of (1) a number of U.S. Opco Units equal to the number of additional Holdings Units underlying such Holdings Limited Partnership Interests so issued multiplied by (2) the Holdings Ratio as of immediately prior to the issuance of Holdings Limited Partnership Interest and (B) a Global Opco Limited Partnership Interest consisting of a number of Global Opco Units equal to (1) the number of additional Holdings Units underlying such Holdings Limited Partnership Interests so issued multiplied by (2) the Holdings Ratio as of immediately prior to the issuance of

Holdings Limited Partnership Interest. BGC Partners shall determine the proportion of the net proceeds that shall be paid to U.S. Opco, on the one hand, and Global Opco, on the other hand. Such determination shall be based on BGC Partners’ reasonable judgment as to the proportion of the total fair value, as of the date of issuance of the U.S. Opco Limited Partnership Interest and Global Opco Limited Partnership Interest pursuant to this Section 4.11(a)(ii), represented by U.S. Opco or Global Opco, respectively, as of such date.

(iii) Voluntary Reinvestment by BGC Partners. After the Closing, BGC Partners (with the consent of the board of directors of BGC Partners) may elect to have a member of the BGC Partners Group purchase from the Opcos an equal number of U.S. Opco Units and Global Opco Units for a price equal to the Per Unit Price for each set of one U.S. Opco Unit and one Global Opco Unit. Such member of the BGC Partners Group may use cash and/or other assets to make such purchases. In the event that non-cash consideration is used to make such purchases, the value of the aggregate non-cash consideration shall be determined in good faith by the general partner of U.S. Opco and Global Opco, as the case may be, taking into account, if relevant, the acquisition cost thereof. BGC Partners shall determine the proportion of the amount that it receives for such purchase that shall be paid to U.S. Opco, on the one hand, and Global Opco, on the other hand. Such determination shall be based on BGC Partners’ reasonable judgment as to the proportion of the total fair value, as of the date of issuance of the U.S. Opco Limited Partnership Interest and Global Opco Limited Partnership Interest pursuant to this Section 4.11(a)(iii), represented by U.S. Opco or Global Opco, respectively, as of such date.

(b) Pre-Emptive Rights. (i) In the event of any issuance of U.S. Opco Units and Global Opco Units to any member of the BGC Partners Group pursuant to Section 4.11(a)(i) or 4.11(a)(iii) (the member of the BGC Partners Group receiving such U.S. Opco Units and Global Opco Units, the “Receiving Party”), Cantor shall have the right (the “Purchase Right”) to cause any member of the Holdings Group (such Person designated by Cantor, the “Purchase Right Party”) to acquire and be issued, on the terms and subject to the conditions set forth in this Section 4.11(b), an aggregate number of additional U.S. Opco Units and Global Opco Units that would restore the U.S. Opco Group Percentage Interest and Global Opco Group Percentage Interest that the Cantor Group indirectly holds through the Holdings Group to that which it held immediately prior to such issuance to the Receiving Party (assuming for purposes of this calculation that (A) the Purchase Right were exercised and the related sale were closed immediately after the related issuance of the applicable U.S. Opco Units and Global Opco Units to the Receiving Party and (B) the Purchase Right Party shall have been issued any U.S. Opco Units and Global Opco Units for which such Purchase Right Party shall be entitled to receive pursuant to any exercised, but not yet closed, outstanding Election; provided, however, that, if such other Election shall not close in accordance with this Section 4.11(b) prior to the closing of this Purchase Right, the calculation shall be re-calculated excluding such Election) (the “Percentage Adjustment”). In any exercise of a Purchase Right, the Purchase Right Party may elect to acquire less than the aggregate number of additional U.S. Opco Units and Global Opco Units that such Purchase Right Party shall be entitled to purchase pursuant to such Purchase Right (in which case, the Purchase Right with respect to the unexercised portion of the additional U.S. Opco Units and Global Opco Units shall survive and continue in effect on the terms contemplated by this Section 4.11(b)); provided, however, that, in all cases, the number of U.S. Opco Units so purchased shall equal the number of Global Opco Units so purchased.

(ii) Any U.S. Opco Units and Global Opco Units issued to a Receiving Party or a Purchase Right Party shall be in the form of U.S. Opco Regular Limited Partnership Interests (including the associated U.S. Opco Regular Partnership Units) and Global Opco Regular Limited Partnership Interests (and the associated Global Opco Regular Partnership Units), as the case may be.

(iii) In the event of the approval or authorization of any issuance of U.S. Opco Units and Global Opco Units to the Receiving Party that shall give rise to the Purchase Right in accordance with this Section 4.11(b), the general partners of U.S. Opco and Global Opco shall promptly provide separate written notice thereof (but in any event no later than three (3) Business Days prior to the issuance thereof unless waived by the applicable Purchase Right Party), to Holdings, which notice shall state the number of U.S. Opco Units or Global Opco Units issuable to such Purchase Right Party, the date of issuance and the Per Unit Price payable by the Purchase Right Party (which shall be equal the Per Unit Price paid by the Receiving Party) (the “Notice”).

(iv) In the event that Cantor elects to exercise its Purchase Right (an “Election”), Cantor shall deliver a written notice of exercise to each of U.S. Opco and Global Opco on or prior to ten (10) days after the related issuance of U.S. Opco Regular Partnership Interests and Global Opco Regular Partnership Interests to the Receiving Party, which notice of exercise shall include (A) an irrevocable commitment by the Purchase Right Party to purchase as promptly as practicable an amount of U.S. Opco Units and Global Opco Units equal to the amount specified in the Notice (or, if Cantor shall so elect, an irrevocable commitment to purchase an amount of U.S. Opco Units and Global Opco Units less than that amount specified in the Notice (provided, however, that the number of U.S. Opco Units and Global Opco Units so purchased consist of the same number of units)) at the Per Unit Price specified in the Notice, (B) a statement detailing which Purchase Right Party member(s) will purchase the U.S. Opco Units and Global Opco Units (and, if more than one Purchase Right Party member shall purchase such U.S. Opco Units and Global Opco Units, a statement including the amounts that each such Purchase Right Party member shall purchase) and (C) a guarantee by Holdings of the obligations of the Purchase Right Party to complete the purchase and pay the Purchase Consideration therefor. The irrevocable commitment and the issuance of the additional U.S. Opco Units and Global Opco Units pursuant to the Purchase Right will be conditioned upon the closing of the related issuance of U.S. Opco Units and Global Opco Units to the Receiving Party, the absence of any injunction, order, law, regulation or similar matter that prohibits the consummation of such issuance and the receipt of all regulatory or governmental approvals (including of self regulatory approvals) that shall be required for the applicable Purchase Right Party to acquire the U.S. Opco Units and Global Opco Units; provided, however, that any such purchase shall close no later than 120 days following the Election to exercise its Purchase Right. At the closing of the Purchase Right, (x) the Purchase Right Party shall pay to (1) U.S. Opco an amount in cash and/or other assets equal to the product of the Per Unit Price specified in the Notice and the number of U.S. Opco Units being issued to such Purchase Right Party’s Group pursuant to the exercise of such Purchase Right and (2) Global Opco an amount in cash and/or other assets equal to the product of the Per Unit Price specified in the Notice and the number of Global Opco Units being issued to such Purchase Right Party’s Group pursuant to the exercise of such Purchase Right (such amount in clauses (1) and (2), the “Purchase Consideration”), and (y) in exchange therefor (1) U.S. Opco shall issue a U.S. Opco Regular Limited Partnership Interest consisting of the applicable number of U.S. Opco Regular Limited Partnership Units and (2) Global Opco shall issue a Global Opco Regular Limited Partnership Interest consisting of the applicable number of Global Opco Regular Limited Partnership Units. In the event that non-cash consideration is used to make such purchases, the value of the aggregate non-cash consideration shall be determined in good faith by the Audit Committee of BGC Partners, taking into account, if relevant, the acquisition cost thereof.

(v) In the event that U.S. Opco or Global Opco, as the case may be, shall: (A) pay a dividend on U.S. Opco Interests or Global Opco Interests, as the case may be, in the form of U.S. Opco Units or Global Opco Units, as the case may be, or make a distribution on U.S. Opco Interests or Global Opco Interests, as the case may be, in the form of U.S. Opco Units or Global Opco Units, as the case may be, (B) subdivide the outstanding U.S. Opco Units or Global Opco Units, as the case may be, into a greater number of U.S. Opco Units or Global Opco Units, as the case may be; (C) combine the outstanding U.S. Opco Units or Global Opco Units, as the case may be, into a smaller number of U.S. Opco Units or Global Opco Units, as the case may be; (D) make a distribution on U.S. Opco Interests or Global Opco Interests, as the case may be, in limited partnership interests other than U.S. Opco Units or Global Opco Units, as the case may be; or (E) issue by reclassification of the outstanding U.S. Opco Units or Global Opco Units, as the case may be, any limited partnership interests, then the U.S. Opco Units or Global Opco Units, as the case may be, issuable pursuant to each outstanding and unexercised Purchase Right immediately prior to such action (including any Purchase Right for which a notice of exercise shall have been delivered but shall not close prior to such action) shall be adjusted so that the applicable Purchase Right Party that thereafter elects to exercise, or closes, such Purchase Right in accordance with this Section shall receive the number of U.S. Opco Units or Global Opco Units, as the case may be, that it would have owned immediately following such action if it had exercised such Purchase Right in full, and been issued the U.S. Opco Units or Global Opco Units, as the case may be, underlying the Purchase Right, immediately prior to such action.

(c) Concurrent Issuance of Holdings Exchangeable Units Upon Reinvestment by the Holdings Group. Concurrently with the issuance of U.S. Opco Units and Global Opco Units to the Purchase Right Party, Cantor or any member of the Cantor Group designated by Cantor shall contribute to Holdings the Purchase Consideration, and in exchange therefor, subject to Section 4.11(e), simultaneously with the issuance of U.S. Opco and Global Opco Units to the Purchase Right Party pursuant to Section 4.11(b), Holdings shall issue to Cantor or the designated member of the Cantor Group, a Holdings Exchangeable Limited Partnership Interest consisting of a number of Holdings Exchangeable Units equal to the number of U.S. Opco Units issued to the Purchase Right Party.

(d) Parity Between U.S. Opco Units and Global Opco Units; Intention for Ratios To Equal One. To the extent that any U.S. Opco Units or Global Opco Units are issued pursuant to this Section 4.11, an equal number of Global Opco Units or U.S. Opco Units, respectively, shall be issued. It is the non-binding intention of the Parties that the BGC Partners Ratio and the Holdings Ratio shall in each case equal one (1). In furtherance of the foregoing, (i) in the event of any issuance of U.S. Opco Units and Global Opco Units to any member of the BGC Partners Group pursuant to Section 4.11(a)(iii), immediately following such an issuance, BGC Partners shall declare a pro rata stock dividend so that the number of issued and outstanding shares of BGC Partners Common Stock shall be increased by a number equal to (x) the additional U.S. Opco Units issued to the BGC Partners Group pursuant to Section 4.11(a)(iii), multiplied by (y) the BGC Partners Ratio as of immediately prior to the issuance of such U.S. Opco Units; and (ii) in the event of any issuance of U.S. Opco Units and Global Opco Units to any member of the Holdings Group pursuant to Section 4.11(b), immediately following such an issuance, Holdings shall declare a pro rata dividend so that the number of issued and outstanding Holdings Units shall be increased by a number equal to (x) the additional U.S. Opco Units issued to the Holdings Group pursuant to Section 4.11(b), multiplied by (y) the Holdings Ratio as of immediately prior to the issuance of such U.S. Opco Units; provided, however, that, in each of cases (a) and (b), no fractional share of BGC Partners Common Stock or fractional Holdings Unit shall be issued and, in lieu thereof, BGC Partners and Holdings, as the case may be, shall be entitled to pay cash to the Person who otherwise would have received such fractional share of BGC Partners Common Stock or fractional Holdings Unit based on the market price of BGC Partners Common Stock as determined by BGC Partners or Holdings, as the case may be.

(e) No Fractional Units or Common Stock. Notwithstanding anything to the contrary herein, U.S. Opco, Global Opco, Holdings and BGC Partners shall not transfer or issue any fractional U.S. Opco Units, Global Opco Units, Holdings Units or BGC Partners Common Stock, as the case may be. In lieu thereof, upon any issuance of additional U.S. Opco Units, Global Opco Units, Holdings Units or BGC Partners Common Stock pursuant to this Section 4.11, the applicable Person shall transfer U.S. Opco Units, Global Opco Units, Holdings Units or BGC Partners Common Stock, as the case may be, rounded to the nearest whole unit or share.

SECTION 4.12 Distributions to Holders of BGC Partners Common Stock. It is the non-binding intention of BGC Partners to match the distribution policy of Holdings, so that BGC Partners uses a substantial portion of the cash that it receives from the Opcos to distribute as dividends to the holders of BGC Partners Common Stock; provided, however, that nothing in this Section shall prohibit BGC Partners from reinvesting in the Opcos pursuant to Section 4.11(a) or shall require Cantor to exercise its Purchase Right pursuant to Section 4.11(b).

SECTION 4.13 Intellectual Property License. Cantor for itself and on behalf of those of its Subsidiaries that own any right, title or interest in those Intellectual Property assets which are currently used or currently contemplated to be used in the conduct of the business of BGC Partners or its Subsidiaries hereby grants to BGC Partners and/or one or more of its Subsidiaries a non-exclusive, perpetual, irrevocable, worldwide, non-transferable (except as described below) and royalty-free license (the “License”) to all such Intellectual Property in connection with the operation of the business of BGC Partners and its Subsidiaries on and after the Closing Date. Notwithstanding the foregoing, the License shall not constitute an assignment or transfer of any Intellectual Property owned by a third party if both (a) such assignment or transfer would be ineffective or would constitute a default under, or other contravention of, the provisions of a Contract without the approval or consent of a third party, and (b) such approval or consent is not obtained; provided, however, that Cantor agrees to use its commercially reasonable efforts to obtain any such approval or consent (it being understood that such efforts shall not require Cantor to pay to the third party any compensation or other remuneration to obtain such approval or consent). The License shall not be transferable except to any purchaser of (a) all or substantially all of the business or assets of BGC Partners and its Subsidiaries; or (b) a business, division or subsidiary of BGC Partners or its Subsidiaries pursuant to a bona fide acquisition of a line of business of BGC Partners and its Subsidiaries.

ARTICLE V

SURVIVAL AND INDEMNIFICATION

SECTION 5.01 Survival of Agreements. All covenants and agreements of the Parties contained in this Agreement shall survive in accordance with their terms.

SECTION 5.02 Indemnification by Cantor. From and after the Closing Date, Cantor shall indemnify, defend and hold harmless (a) BGC Partners and its Affiliates and each of their directors, officers, general partners, managers and employees (in their capacity as directors, officers, general partners, managers and employees of BGC Partners or its Affiliates), and each of the heirs, executors, successors and permitted assigns of any of the foregoing (collectively, the “BGC Partners Indemnitees”), (b) the Opcos and their respective Affiliates each of their respective directors, officers, general partners, managers and employees (in their capacity as directors, officers, general partners, managers and employees of the foregoing), and each of the heirs, executors, successors and permitted assigns of any of the foregoing (collectively, the “Opco Indemnitees”), and (c) Holdings and each of its Affiliates and each of their respective directors, officers, general partners, managers and employees (in their capacity as directors, officers, general partners, managers and employees of Holdings), and each of the heirs, executors, successors and permitted assigns of any of the foregoing (collectively, the “Holdings Indemnitees”), from and against any and all Indemnifiable Losses of such Persons to the extent relating to, arising out of or resulting from (without duplication):

(i) any breach of any covenant or agreement of Cantor made in this Agreement; or

(ii) any Excluded Asset or any Excluded Liability.

SECTION 5.03 Indemnification by BGC Partners. From and after the Closing Date, BGC Partners shall indemnify, defend and hold harmless (a) Cantor and its Affiliates and each of their respective directors, officers, general partners, managers and employees (in their capacity as directors, officers, general partners, managers and employees of Cantor or its Affiliates), and each of the heirs, executors, successors and permitted assigns of any of the foregoing (collectively, the “Cantor Indemnitees”), (b) the Opco Indemnitees, and (c) the Holdings Indemnitees, from and against any and all Indemnifiable Losses of such Persons to the extent relating to, arising out of or resulting from (without duplication) any breach of any covenant or agreement of BGC Partners made in this Agreement.

SECTION 5.04 Indemnification by the Opcos. From and after the Closing Date, the Opcos shall indemnify, defend and hold harmless (a) the Cantor Indemnitees, (b) the BGC Partners Indemnitees, and (c) the Holdings Indemnitees, from and against any and all Indemnifiable Losses of such Persons to the extent relating to, arising out of or resulting from (without duplication):

(i) any breach of any covenant or agreement of U.S. Opco and/or Global Opco made in this Agreement; or

(ii) any Transferred Asset, any Transferred Liability or any of the Transferred Businesses.

If the Opcos shall be obligated to make any payment pursuant to this Section 5.04, BGC Partners shall determine the proportion of such payment that shall be made by U.S. Opco, on the one hand, and Global Opco, on the other hand (it being understood that such determination shall not change the fact that the Opcos shall be jointly and severally liable for any obligation pursuant to this Section 5.04).

SECTION 5.05 Indemnification by Holdings. From and after the Closing Date, Holdings shall indemnify, defend and hold harmless (a) the Cantor Indemnitees, (b) the U.S. Opco Indemnitees, and (c) the Global Opco Indemnitees, from and against any and all Indemnifiable Losses of such Persons to the extent relating to, arising out of or resulting from (without duplication) any breach of any covenant or agreement of Holdings made in this Agreement.

SECTION 5.06 Notice of Indemnity Claim. Any Indemnitee entitled to indemnification under this Agreement may seek indemnification for any Indemnifiable Loss by giving written notice to the indemnifying party, specifying (a) the basis for such indemnification claim and (b) if known, the aggregate amount of Indemnifiable Loss for which a claim is being made under this Article V. Written notice to such indemnifying party of the existence of such claim shall be given by the Indemnitee as soon as practicable after the Indemnitee first receives notice of the potential claim; provided, however, that any failure to provide such prompt notice of the event giving rise to such claim to the indemnifying party shall not affect the Indemnitee’s right to indemnification or relieve the indemnifying party of its obligations under this Article V except to the extent that such failure results in a lack of actual notice of the event giving rise to such claim and such indemnifying party actually incurs an incremental expense or otherwise has been materially prejudiced as a result of such delay.

SECTION 5.07 Third-Party Claims. (a) If an Indemnitee shall receive notice of the assertion by a third-party of any claim, or of the commencement by any such Person of any Action, with respect to which an indemnifying party may be obligated to provide indemnification to such Indemnitee pursuant to this Agreement (collectively, a “Third-Party Claim”), such Indemnitee shall give such indemnifying party prompt written notice thereof; provided, however, that any failure to provide such prompt notice of the event giving rise to such claim to the indemnifying party shall not affect the Indemnitee’s right to indemnification pursuant to this Article V or relieve the indemnifying party of its obligations under this Article V except to the extent that such failure results in a lack of actual notice of the event giving rise to such claim to the indemnifying party and such indemnifying party actually incurs an incremental expense or otherwise has been materially prejudiced as a result of such delay. Any such notice shall describe the Third-Party Claim in reasonable detail, including, if known, the amount of the Indemnifiable Loss for which indemnification may be available or a good faith estimate thereof.

(b) An indemnifying party may elect (but is not required) to assume the defense of and defend, at such indemnifying party’s own expense and by such indemnifying party’s own counsel, any Third-Party Claim. Within 30 days after the receipt of notice from an Indemnitee in accordance with Section 5.07(a), the indemnifying party shall notify the Indemnitee of its election whether the indemnifying party will assume responsibility for defending such Third-Party Claim, which election shall specify any reservations or exceptions. After notice from an indemnifying party to an Indemnitee of its election to assume the defense of a Third-Party Claim, such Indemnitee shall have the right to participate in the defense, compromise, or settlement thereof, but, as long as the indemnifying party pursues such defense, compromise or settlement with reasonable diligence, the fees and expenses of such Indemnitee incurred in participating in such defense shall be paid by the Indemnitee. Notwithstanding the foregoing, the Indemnitee shall be entitled to engage one separate counsel of its own choosing to participate in such defense, compromise or settlement.

(c) If an indemnifying party elects not to assume responsibility for defending a Third-Party Claim, or fails to notify an Indemnitee of its election as provided in Section 5.07(b), such Indemnitee may defend such Third-Party Claim at the cost and expense of the indemnifying party; provided, however, that the indemnifying party may thereafter assume the defense of and defend such Third-Party Claim upon notice to the Indemnitee (but the cost and expense of such Indemnitee in defending such Third-Party Claim incurred from the last day of the notice period under Section 5.07(b) until such date as the indemnifying party shall assume the defense of such Third-Party Claim shall be paid by the indemnifying party).

(d) If an indemnifying party elects not to assume responsibility for defending a Third-Party Claim, or fails to notify an Indemnitee of its election as provided in Section 5.07(b), and has not thereafter assumed such defense as provided in Section 5.07(c), such Indemnitee shall have the right to settle or compromise such Third-Party Claim, and any such settlement or compromise made or caused to be made of such Third-Party Claim in accordance with this Article V shall be binding on the indemnifying party, in the same manner as if a final judgment or decree had been entered by a court of competent jurisdiction in the amount of such settlement or compromise. Notwithstanding the foregoing sentence, the Indemnitee shall not compromise or settle a Third-Party Claim without the express prior consent of the indemnifying party (not to be unreasonably withheld or delayed); provided, however, that such prior consent shall not be required in the case of any such compromise or settlement if and only if the compromise or settlement includes, as part thereof, a full and unconditional release by the plaintiff or claimant of the Indemnitee and the indemnifying party from all Liability with respect to such Third-Party Claim and does not require the indemnifying party to be subject to any non-monetary remedy.

(e) The indemnifying party shall have the right to compromise or settle a Third-Party Claim the defense of which it shall have assumed pursuant to Section 5.07(b) or Section 5.07(c) and any such settlement or compromise made or caused to be made of a Third-

Party Claim in accordance with this Article V shall be binding on the Indemnitee, in the same manner as if a final judgment or decree had been entered by a court of competent jurisdiction in the amount of such settlement or compromise. Notwithstanding the foregoing sentence, the indemnifying party shall not have the right to admit Liability on behalf of the Indemnitee and shall not compromise or settle a Third-Party Claim in each case without the express prior consent of the Indemnitee (not to be unreasonably withheld or delayed); provided, however, that such prior consent shall not be required in the case of any such compromise or settlement if and only if the compromise or settlement includes, as a part thereof, a full and unconditional release by the plaintiff or claimant of the Indemnitee from all Liability with respect to such Third-Party Claim and does not require the Indemnitee to make any payment that is not fully indemnified under this Agreement or to be subject to any non-monetary remedy.

SECTION 5.08 Mitigation. Each Indemnitee claiming a right to indemnification shall make commercially reasonable efforts to mitigate any claim or liability that such Indemnitee asserts under this Article V.

SECTION 5.09 Allocation of Loss for Certain Matters. Any Special Allocation Losses to the extent relating to, arising out of or resulting from the Actions set forth on Schedule 5.09 shall be allocated to Holdings pursuant to terms of the New U.S. Opco Limited Partnership Agreement and the New Global Opco Limited Partnership Agreement and allocated to the capital accounts of the Limited Partnership Interests of BGC Holdings held by the Cantor Group, the Founding Partners and the Working Partners (each as defined in the New Holdings Limited Partnership Agreement) pursuant to the terms of the New Holdings Limited Partnership Agreement. Any such Action set forth on Schedule 5.09 shall be subject to Section 5.07 as if such Action were a Third-Party Claim.

SECTION 5.10 Exclusive Remedies. Notwithstanding any other provision contained in this Agreement, except in the case of a fraud or willful misconduct on the part of a Party hereto and except as specifically set forth in this Article V, there shall be no rights, claims or remedies (whether in Law or in equity) available to any Indemnitee for breaches by any indemnifying party of representations, warranties, covenants or other agreements under this Agreement or otherwise relating to this Agreement or the transactions contemplated hereby; provided, however, that the Parties hereto shall each have and retain all rights and remedies to bring actions for specific performance and/or injunctive relief existing in their favor under this Agreement, at Law or equity, to enforce or prevent a breach or violation of any provision of this Agreement.

SECTION 5.11 Merger Agreement Indemnification. Nothing contained in this Article V shall in any way derogate from Cantor’s obligation to provide indemnification on the terms and subject to the conditions set forth in the Merger Agreement.

ARTICLE VI

EMPLOYEE MATTERS

SECTION 6.01 Transfer of Business Employees. No later than immediately prior to the Closing Date, the employment of each Business Employee shall be transferred to BGC

Partners, any of its Subsidiaries or a Transferred Entity to the extent that such Business Employees shall not already be employed by any such entity; provided, however, that any such Business Employee who is on an approved leave of absence (including disability leave) on the Closing Date shall not be transferred as of the Closing Date if such transfer would result in the loss of healthcare or disability insurance coverage and, in such event, the Business Employee shall commence employment with BGC Partners, one of its Subsidiaries or a Transferred Entity as of the date such employee returns from such leave. Each Business Employees who becomes employed by BGC Partners, one of its Subsidiaries or a Transferred Entity in accordance with the preceding sentence, together with the Business Employees, shall be referred to herein collectively as the “Transferred Business Employees”.

SECTION 6.02 Termination of Founding Partners.

(a) As promptly as practicable following each fiscal quarter of BGC Partners, management of BGC Partners shall provide a report to the Audit Committee of the Board of Directors of BGC Partners specifying all of the Founding Partners whose employment with BGC Partners and its Subsidiaries has been terminated.

(b) To the extent reasonably practicable, management of BGC Partners shall provide notice to the Audit Committee of the Board of Directors of BGC Partners prior to the termination by BGC Partners or its Subsidiaries of employment of any Founding Partner, if the capital account underlying the Holdings Founding Partner Interests held by such Founding Partner (or in the case of a series of related terminations of a group of Founding Partners, the capital account underlying the Holdings Founding Partner Interests held by such group of Founding Partners) is in excess of $2 million on the date of termination.

ARTICLE VII

TERMINATION

SECTION 7.01 Termination. Upon a termination of the Merger Agreement, this Agreement shall terminate automatically and without notice.

SECTION 7.02 Effect of Termination. In the event of any termination of this Agreement pursuant to Section 7.01, no Party (or any of its Subsidiaries or any of their respective Representatives) shall have any Liability or further obligation to any other Party.

ARTICLE VIII

MISCELLANEOUS

SECTION 8.01 Entire Agreement. This Agreement shall constitute the entire agreement among the Parties with respect to the subject matter hereof and shall supersede all previous negotiations, commitments and writings with respect to such subject matter.

SECTION 8.02 Governing Law; Consent to Jurisdiction. (a) This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to the conflicts-of-law principles of such State.

(b) Each of the Parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of the Delaware Court of Chancery (and if the Delaware Court of Chancery shall be unavailable, any Delaware State court and the Federal court of the United States of America sitting in the State of Delaware) for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby (and agrees that no such action, suit or proceeding relating to this Agreement shall be brought by it or any of its subsidiaries except in such courts). Each of the Parties further agrees that, to the fullest extent permitted by Applicable Law, service of any process, summons, notice or document by U.S. registered mail to such Person’s respective address set forth above shall be effective service of process for any action, suit or proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each of the Parties hereto irrevocably and unconditionally waives (and agrees not to plead or claim), any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement in the Delaware Court of Chancery (and if the Delaware Court of Chancery shall be unavailable, in any Delaware State court or the Federal court of the United States of America sitting in the State of Delaware) or that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

SECTION 8.03 Amendment and Modification. This Agreement may be amended, modified or supplemented only by a written agreement signed by all of the Parties; provided, however, that any such amendment, modification or supplement shall require the prior written approval of the Special Committee of the Board of Directors of eSpeed, if prior to the effective time of the Merger, or the Audit Committee of the Board of Directors of the Surviving Company, if after the effective time of the Merger.

SECTION 8.04 Successors and Assigns; No Third-Party Beneficiaries. (a) This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their successors and permitted assigns, but neither this Agreement nor any rights, interests and obligations hereunder shall be assigned by any Party without the prior written consent of each of the other Parties (which consent shall not be unreasonably withheld); provided, however, that BGC Partners may assign its rights and obligations to a wholly owned subsidiary of BGC Partners without the prior written consent of the other Party; provided, further, that no such assignment shall relieve BGC Partners of any of its obligations hereunder.

(b) This Agreement is solely for the benefit of the Parties and is not intended to confer upon any other Persons any rights or remedies hereunder, except that prior to the effective time of the Merger, eSpeed shall be a third-party beneficiary of this Agreement and shall be entitled to enforce the rights of BGC Partners under this Agreement.

SECTION 8.05 Notices. All notices and other communications to be given to any Party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service or three days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or when received in the form of a telegram or facsimile and shall be directed to the address set forth below (or at such other address or facsimile number as such Party shall designate by like notice):

(a)	If to Cantor:

Cantor Fitzgerald, L.P.

110 East 59th Street

New York, New York 10022

Attention:	General Counsel
Fax No:	(212) 829-4708

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:	Craig M. Wasserman, Esq.
Gavin D. Solotar, Esq.
Fax No:	(212) 403-2000

(b)	If to BGC Partners, U.S. Opco, Global Opco or Holdings:

c/o BGC Partners, LLC

499 Park Avenue

New York, New York 10022

Attention:	General Counsel
Fax No:	(212) 829-4708

with a copy to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Attention:	William D. Regner, Esq.
Fax No:	(212) 909-6836

All such notices, demands and other communications shall be deemed to have been duly given when delivered by hand, if personally delivered; when delivered by courier, if delivered by commercial courier service; five (5) Business Days after being deposited in the mail, postage prepaid, if mailed; and when receipt is mechanically acknowledged, if telecopied. Any Party may by notice given in accordance with this Section 8.05 designate another address or Person for receipt of notices hereunder.

SECTION 8.06 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

SECTION 8.07 Waivers of Default. Waiver by any Party of any default by any other Party of any provision hereof or of any Ancillary Agreement shall not be deemed a waiver by the waiving Party of any subsequent or other default, nor shall it prejudice the rights of such other Party.

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IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first written above.

CANTOR FITZGERALD, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman, Chief Executive Officer and President

BGC PARTNERS, LLC

By:	/s/ Stephen M. Merkel
Name:	Stephen M. Merkel
Title:	Executive Vice President, General Counsel and Secretary

BGC PARTNERS, L.P.

By:	/s/ Stephen M. Merkel
Name:	Stephen M. Merkel
Title:	Executive Vice President, General Counsel and Secretary

BGC GLOBAL HOLDINGS, L.P.

By:	/s/ Stephen M. Merkel
Name:	Stephen M. Merkel
Title:	Executive Vice President, General Counsel and Secretary

BGC HOLDINGS, L.P.

By:	/s/ Stephen M. Merkel
Name:	Stephen M. Merkel
Title:	Executive Vice President, General Counsel and Secretary

[Signature Page to Separation Agreement, dated as of March 31, 2008,

by and among Cantor, BGC Partners, U.S. Opco, Global Opco and Holdings]